May 8, 2006

VIA FAX AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Russell Mancuso
Fax number: (202) 772-9218

         Re:  BioMimetic Therapeutics, Inc.
              Registration Statement on Form S-1 (File No. 333-131718)
              Acceleration Request
              --------------------------------------------------------

Ladies and Gentlemen:

     BioMimetic Therapeutics, Inc., (the "Company") pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests the Securities and
Exchange Commission (the "Commission") to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 3:00 P.M., eastern daylight time, on May 10,
2006, or as soon thereafter as practicable. The Company also requests the
Commission to specifically confirm such effective date and time to the Company in writing.

     The Company acknowledges that (i) should the Commission or the staff of the
Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from is full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the
Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Anna T. Pinedo of Morrison & Foerster LLP with any questions or comments at 212-468-8179. Thank you for your assistance with this filing.

                                        Sincerely yours,

                                        BIOMIMETIC THERAPEUTICS, INC.

                                        By: /s/ Larry Bullock
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cc: Morrison & Foerster LLP